SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2010

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A notice of annual general meeting for the Year 2009 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 1, 2010.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People´s Republic of China with limited liability)
(Stock Code: 0386)

Notice of Annual General Meeting for the Year 2009

NOTICE IS HEREBY GIVEN that the on-site annual general meeting (“Annual General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) for the year 2009 will be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, China on Tuesday, 18 May 2010 at 9:00 a.m. Holders of domestic shares are provided with internet voting to participate at the Annual General Meeting.

I.	Resolutions to be considered and approved at the Annual General Meeting

By way of ordinary resolutions:

1.	To consider and approve the Report of the Board of Directors of Sinopec Corp. for the Year 2009.

2.	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for the Year 2009.

3.	To consider and approve the audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2009.

4.	To consider and approve the plan for allocating any surplus common reserve funds at an amount of RMB20 billion from the after-tax profits.

5.	To consider and approve the profit distribution plan for the year ended 31 December 2009.

6.	To authorise the board of directors of Sinopec Corp. (“Board of Directors”) to determine the interim profit distribution plan of Sinopec Corp. for 2009.

7.
To consider and approve the re-appointment of KPMG Huazhen and KPMG as the domestic and overseas auditors of Sinopec Corp. for the year 2010, respectively, and to authorize the Board of Directors to determine their remunerations.

8.	To consider and approve the proposal in respect of the acquisition of certain equity interest and loans held by Sinopec International Petroleum Exploration and Production Corporation.

Details regarding the abovementioned resolutions 1, 2, 3 and 5 are available in the annual report of Sinopec Corp. for the year 2009. Details of resolution 8 are available in the announcement in relation to connected transactions on China Securities Journal, Shanghai Securities News and Securities Times on 29 March 2010, and are also available at the website of the Shanghai Stock Exchange, http://www.sse.com.cn as well as included in the circular to be separarely dispatched separately to the holders of H shares of Sinopec Corp.

By Way of Special Resolutions:

9.	To authorise the Board of Directors to determine the proposed plan for issuance of debt financing instrument(s):

It is proposed to the shareholders at the Annual General Meeting to authorize the Board of Directors, pursuant to the relevant regulations, within the maximum balance of the issuable bonds, namely after issuance, the relevant accumulative debt financing instruments balance shall not exceed 40% of the latest total audited net assets of Sinopec Corp., to determine issuance of debt financing instruments, including but not limited to short term financial instruments, mid-term financial notes and corporate bonds. To generally and unconditionally authorise the Board of Directors (or directors appointed by the Board of Directors) to determine the terms and conditions and all other matters in relation to the issuance of such debt financing instrument(s) based on the needs of Sinopec Corp. and the market conditions, including without limitation to the determination of the actual value, interest rate, term, targeted group and use of proceeds of the bond(s) subject to the aforementioned limits, as well as to the production, execution and disclosure of all necessary documents thereof.

This proposal will expire at the completion of next annual general meeting of Sinopec Corp.

10.	To issue A shares convertible corporate bonds and complete all other related matters term by term.

(1)	Type of securities to be issued

(2)	Issuance size

(3)	Nominal value and issue price

(4)	Term

(5)	Interest rate

(6)	Method and timing of interest payment

(7)	Conversion period

(8)	Determination and adjustment of conversion price

(9)	Downward adjustment to conversion price

(10)	Conversion method of fractional share

(11)	Terms of redemption

(12)	Terms of sale back

(13)	Dividend rights of the year of conversion

(14)	Method of issuance and target subscribers

(15)	Subscription arrangement for existing shareholders

(16)	CB Holders and bondholder meetings

(17)	Use of proceeds from the issuance of the Convertible Bonds

(18)	Guarantee

(19)	Validity period of the resolutions in relation to the issuance of the Convertible Bonds

(20)	Matters relating to authorisation in relation to the issuance of the Convertible Bonds

(21)	Feasibility Analysis Report on the use of proceeds from the issuance of the Convertible Bonds

(22)	Report on the use of proceeds from last issuance of securities

Details regarding the abovementioned resolution 10 are available in the relevant announcements posted on China Securities Journal, Shanghai Securities News and Securities Times on 29 March 2010, and are also available at the website of the Shanghai Stock Exchange, http://www.sse.com.cn, as well as included in the circular to be dispatched separately to the holders of H shares of Sinopec Corp..

11.	To grant to the Board of Directors of Sinopec Corp. a general mandate to issue new shares.

In order to grant discretion to the Board of Directors on the flexibility of issuance of new shares, the Board of Director proposes to obtain a general mandate from shareholders. Under the general mandate, the Board of Directors (or the directors authorised by the Board) will be authorised to allot, issue and deal with shares not exceeding 20% of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp. However, notwithstanding the obtaining of the general mandate, any issue of domestic shares needs shareholders’ approval at shareholders’ meeting in accordance with the relevant PRC laws and regulations.

It is resolved as follow:

”(1)
Subject to paragraphs (3) and (4) and pursuant to the Company Law (the “Company Law”) of the People´s Republic of China (the “PRC”) and the relevant regulatory provisions of the places the places where Sinopec Corp. is listed (as amended from time to time), the exercise by the Board of Directors of Sinopec Corp. of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with shares during the Relevant Period and to determine the terms and conditions for the allotment and issue of new shares including the following terms:

		a	class and number of new shares to be issued;

		b	price determination method of new shares and/or issue price (including price range);

		c	the starting and closing dates for the issue;

		d	class and number of the new shares to be issued to existing shareholders; and

		e	the making or granting of offers, agreements and options which might require the exercise of such powers.

(2)
The approval in paragraph (1) shall authorise the Board of Directors of Sinopec Corp. during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period.

(3)
The aggregate nominal amount of new domestic listed shares and new overseas listed foreign shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors of Sinopec Corp. pursuant to the approval in paragraph (1), otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the Articles of Association of Sinopec Corp., shall not exceed 20% of each class of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp.

(4)
In exercising the powers granted in paragraph (1), the Board of Directors of Sinopec Corp. must (a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and (b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

”Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

	(a)	twelve months from the date of passing this resolution;

	(b)	the conclusion of the next annual general meeting of Sinopec Corp.; and

	(c)	the revocation or variation of the mandate granted under this resolution by special resolution of the shareholders in general meeting.

(6)
The Board of Directors of Sinopec Corp., subject to the approval of the relevant authorities of the PRC and in accordance with the Company Law of the PRC, is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (1) above.

(7)
To authorise the Board of Directors to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where Sinopec Corp is listed and the articles of association of Sinopec Corp.

(8)
Subject to the approval of the relevant PRC authorities, the Board of Directors of Sinopec Corp. is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issue of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this mandate.”

II.	Attendee of Annual General Meeting

(I)	Eligibility for attending the Annual General Meeting

Holders of domestic shares of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of Sinopec Corp.´s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 16 April 2010 are eligible to attend the Annual General Meeting.

(II)	Proxy

1.
A member eligible to attend and vote at the on-site Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

2.
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

3.
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

	4.	A proxy may exercise the right to vote by poll.

III.	Registration procedures for attending the on-site Annual General Meeting

(I)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(II)
Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Wednesday, 28 April 2010.

	(III)	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

	(IV)	Closure of Register of Members.

The H Share register of members of Sinopec Corp. will be closed from Monday, 19 April 2010 to Tuesday, 18 May 2010 (both days inclusive).

IV.	Independent Shareholder Resolution

The abovementioned resolution No.8 shall be approved by independent shareholders required by the listing rules. China Petrochemical Corporation and its connected parties/ associates shall abstain from voting rights.

V.	Miscellaneous

	(I)	The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(II)
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at: 166 Lujiazuidong Road, Pudong District, Shanghai

	(III)	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at: 17th Floor, Hopewell Centre, 183 Queen´s Road East, Hong Kong

	(IV)	The registered address of Sinopec Corp. is at:

22 Chaoyangmen North Street
Chaoyang District
Beijing
Post Code: 100728
The People´s Republic of China

Telephone No.: (+86) 10 5996 0028
Facsimile No.: (+86) 10 5996 0386

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, PRC, 1 April 2010

As of the date of this notice, directors of the company are: Su Shulin*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Cai Houliang#, Liu Yun*, Liu Zhongli+, Ye Qing+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: April 2, 2010